8800 N. Gainey Center Dr.
Suite 270
Scottsdale, AZ 85258
480-275-7572

VIA EDGAR

November 4, 2014

Mark P. Shuman
Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549

Re:           Nuvola, Inc.
Registration Statement on Form 10
Filed September 18, 2014
File No. 000-55212

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Nuvola, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the immediate withdrawal of the Company’s Registration Statement on Form 10 (File No. 000-55212) together with all exhibits thereto, which was initially filed on September 18, 2014.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to the undersigned via email at djs@slgseclaw.com or via facsimile at (619) 704-1325.

If you have any questions regarding this application, please contact Donald J. Stoecklein of Stoecklein Law Group, LLP by telephone at (619) 704-1310. Thank you for your attention to this matter.

Sincerely, NUVOLA, INC.

By:	/S/ Jeffrey I. Rassás
Jeffrey I. Rassás, President